FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ Registry (CNPJ/MF) no. 47.508.411/0001-56

Commercial Registry (NIRE) no. 35.300.089.901

MINUTES OF THE SPECIAL SHAREHOLDERS’ MEETING

HELD ON APRIL 17, 2013

1.            DATE, TIME AND PLACE: On the seventeenth day of April 2013, at 9 a.m., at Companhia Brasileira de Distribuição (“Company”) headquarters, located at Avenida Brigadeiro Luís Antônio, nr. 3.142, in the Capital of the State of São Paulo.

2.            CALL: Call notice duly published on the State of São Paulo Official Register, issues of March 22th, 23th and 26th, 2013, on pages 89, 61 and 172, respectively, and in “O Estado de São Paulo” newspaper, issues of March 22th, 23th and 25th, 2013, on pages B8, B2 and B8, respectively.

3.            QUORUM: Shareholders representing more than two thirds of the voting capital of the Company, according to the signatures set on the respective Shareholders Attendance Book, thus being demonstrated the legal quorum for the Meeting.

4.         MEETING BOARD:  Mr. Abilio dos Santos Diniz, Chairman of the Board of Directors of the Company, presided over the Meeting, under Article 9 of the Bylaws, and invited me, Marcelo Acerbi de Almeida, to act in the capacity of his Secretary.

5.            AGENDA:  Election of one (1) member to the Company´s Board of Directors, as replacement to Director Cândido Botelho Bracher, to hold office until the Company´s Annual General Shareholders’ Meeting of 2014.

6.            SUMMARY OF RESOLUTIONS:

6.1.         To register the resignation of the member of the Board of Directors Mr. Cândido Botelho Bracher. The Chairman thanked for the contribution of the director for Company’s development.

6.2.         To elect, by unanimous vote of the present, in order to make up the Company’s Board of Directors, for a term of office that ends in the Annual Shareholders’ Meeting to be held on 2014, Mrs. Maria Helena dos Santos Fernandes Santana, Brazilian, married, economist, bearer of the Brazilian Identity Card RG nr. 6.578.061-9, SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under nr. 036.221.618-50, resident in the Capital of the State of São Paulo with office at Avenida Brigadeiro Luís Antônio, nr. 3.142, in the Capital of the State of São Paulo.

6.3.         Consequently, shall now be part of the Board of Directors the hereunder members: Abilio dos Santos Diniz (Chairman); Arnaud Daniel Charles Walter Joachim Strasser (Vice Chairman), Jean-Charles Henri Naouri; Jean Louis Bourgier; Antoine Giscard D’Estaing; Ulisses Kameyama;  Luiz Fernando Figueiredo;  Cláudio Eugênio Stiller Galeazzi;  Eleazar de Carvalho Filho; Luiz Augusto de Castro Neves; Roberto Oliveira de Lima;  Maria Helena dos Santos Fernandes Santana;  Guilherme Affonso Ferreira;  Fábio Schvartsman;  and  Pedro Henrique Chermont de Miranda.

7.            DOCUMENTS FILED: (a) Call Notice; and (b) Management Proposal.

ADJOURNMENT:  With nothing further to come before the board, the works were adjourned for these minutes to be drafted as a summary and which, upon being read and approved, were signed by the shareholders present. São Paulo, April 17, 2013. Summary of the minutes drawn up on the proper book, as provided for by paragraph 3 of article 130 of Law No. 6404/76. Signatures: Abilio dos Santos Diniz – Chairman; Marcelo Acerbi de Almeida – Secretary. Attending Shareholders: Wilkes Participações S/A, on its own behalf and as usufructuary of voting rights of Sudaco Participações Ltda., Casino Guichard Perrachon, Abilio dos Santos Diniz and Ana Maria Falleiros dos Santos Diniz D’Ávila (duly represented by Juan Javier Bordaberry Herran and Carlos Eduardo Prado; Rio Plate Empreendimentos e Participações Ltda. (represented by Eduardo Munhoz); and Stanhore – Trading International S.A. (represented by Renata Catelan P. Rodrigues).

_______________________________

Marcelo Acerbi de Almeida

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 17, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.